Exhibit 99.1

Draganfly Selected as an Exclusive Partner of the Ulkatcho First Nation’s, Ulkatcho Group of Companies to provide UAV Solutions, Services, Training, Public Safety, and Emergency Response within the Ulkatcho First Nation

Prince George, BC. February 13, 2024 – Draganfly Inc. (NASDAQ: DPRO) (CSE: DPRO) (FSE: 3U8A) (“Draganfly” or the “Company”), an award-winning, industry-leading drone solutions and systems developer, is pleased to announce that it has been selected by the Ulkatcho Group of Companies (“UGoC”) to provide and expand UAV solutions and capabilities within the Ulkatcho First Nation’s Traditional Territory which will include, but are not limited to Commercial UAV services for Mapping & Survey, Resource & Wildlife Management, Training, Emergency Response & Wildfire Monitoring.

The Ulkatcho First Nation is one of Canada’s largest landowners, encompassing a vast expanse from the west coast to the interior of British Columbia, rich in natural resources.

The UGoC, the corporate arm of the Ulkatcho First Nation, is actively engaged in developing meaningful Public-Private-Community Partnerships (PPCP) for sustainable Multi Inputs Area Development (MIAD), through Blended Financing - in various projects and initiatives that promote community & regional economic development for greater business and employment opportunities for the Ulkatcho First Nation Members.

This initiative aims to enhance and broaden UAV solutions and capabilities within both the Ulkatcho First Nation Traditional Territory and the wider Cariboo-Chilcotin Region, encompassing an array of services, including Commercial UAV services for Mapping & Survey, Resource & Wildlife Management, Training, Emergency Response, and Wildfire Monitoring.

“Draganfly is honored to engage in this forward-thinking partnership with the Ulkatcho Group of Companies,” said Cameron Chell, President and CEO of Draganfly. “ This initiative represents more than the integration of advanced UAV technology within the Ulkatcho First Nation Traditional Territory; it’s about fostering community growth, resilience, and self-sufficiency through innovative and tailored solutions. Our commitment extends beyond providing UAV services, including comprehensive training, enhancing Emergency Response mechanisms, and pioneering Wildfire Monitoring techniques. We are dedicated to closely collaborating with the Ulkatcho Group of Companies to ensure that our UAV solutions meet their unique needs and support their remarkable journey toward sustainable development and empowerment.”

“The partnership with Draganfly marks a transformative moment for the Ulkatcho Group of Companies. It aligns with our vision of harnessing technology to enhance economic development and employment creation in the “new economy” and opens another chapter for business development in the Region,” said Al-Nashir Jamal, the Chairman of the Board of Directors of the Ulkatcho Group of Companies. “This endeavour, encompassing Commercial UAV services, specialized training for Emergency Response, Wildfire Monitoring, and Mineral Exploration, is set to strengthen the Ulkatcho First Nation’s resilience against natural challenges. This partnership is a testament to our commitment to innovation to create a better quality of life for the Ulkatcho First Nation Members.”

The signing ceremony took place on February 8th at 3 PM PST at the Courtyard Marriott Hotel, in Prince George.

About Draganfly

Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8A) is the creator of quality, cutting-edge drone solutions, software, and AI systems that revolutionize how organizations do business and service their stakeholders. Recognized as being at the forefront of technology for over 24 years, Draganfly is an award-winning industry leader serving the public safety, agriculture, industrial inspections, security, mapping, and surveying markets. Draganfly is a company driven by passion, ingenuity, and the need to provide efficient solutions and first-class services to its customers around the world with the goal of saving time, money, and lives.

For more information on Draganfly, please visit us at www.draganfly.com.

For additional investor information, visit https://www.thecse.com/en/listings/technology/draganfly-inc, https://www.nasdaq.com/market-activity/stocks/dpro, or https://www.boerse-frankfurt.de/equity/draganfly-inc-1.

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